UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 1, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	333-114622 Commission File Number	51-05021250 (I.R.S. Employer Identification Number)

1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Date of Mailing: September 29, 2006

SRKP 1, INC.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 29, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of SRKP 1, Inc., a Delaware corporation (“SRKP 1” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of September 29, 2006 of the outstanding shares of common stock, par value $0.01 per share, of SRKP 1, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 1” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement dated as of August 21, 2006, and as amended on September 29, 2006 (the “Exchange Agreement”), by and among SRKP 1, Full Art International, Ltd., a Hong Kong company ("Full Art") and KGE Group Limited ("KGE Group"), which is the sole shareholder of Full Art. Full Art is the parent of Zhuhai King Glass Engineering Co., Ltd., a company organized under the laws of the People's Republic of China. Pursuant to the terms of the Exchange Agreement we will issue an aggregate of 45,125,000 shares of our common stock to KGE Group and its designees in exchange for all of the issued and outstanding shares of common stock of Full Art (the “Share Exchange”). We will also issue 100,000 shares of common stock and five-year warrants to purchase 250,000 shares of our common stock at a per share exercise price of $1.60 for investor relations services (the “IR Securities”). We will also cancel an aggregate of 3,125,000 shares of common stock held by certain of our shareholders such that there will be 2,275,000 shares of common stock outstanding immediately prior to the Share Exchange and the Private Placement Offering (as that term is defined herein).

At the consummation of the Share Exchange, SRKP 1’s board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Ken Luo Yi, Liu Zhongwei and Fen Shu to the board of directors of SRKP 1, with Ken Luo Yi serving as Chairman. The directors and officers of the SRKP 1 prior to the Share Exchange will resign as officers and directors of SRKP 1 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 1’s board will appoint Ken Luo Yi as Chief Executive Officer, Wang Deqin as Chief Operating Officer and Chief Technical Officer, and Wang Xin as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to the Company’s stockholders of record on September 29, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On August 21, 2006, the Company entered into the Exchange Agreement with KGE Group and Full Art. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 45,125,000 shares of common stock to KGE Group and its designees in exchange for all of the issued and outstanding common stock of Full Art. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Full Art will become a wholly-owned subsidiary of SRKP 1;

•	We will assume the operations of Full Art and its subsidiaries, including Zhuhai King Glass Engineering Co., Ltd., a company organized under the laws of the People's Republic of China;

•	We will issue 45,125,000 shares of common stock to KGE Group and its designees;

•
We will issue 100,000 shares of common stock and five-year warrants to purchase 250,000 shares of our common stock at a per share exercise price of $1.60 for investor relations services (the “IR Securities”).

•
We will cause 3,125,000 shares of our common stock held by certain of our shareholders to be cancelled and extinguished such that 2,275,000 shares will be outstanding immediately prior to the close of the closing of the Share Exchange (the “SRKP 1 Share Cancellation”);

•	We will close a private placement offering resulting in proceeds up to $4,000,000 (the “Private Placement Offering”); and

•	We will change our name to “KGE Building Technology, Inc.”.

As a result of the Share Exchange, we will become the 100% parent corporation of Full Art and KGE Group will become a shareholder of SRKP 1. Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 50,000,000 shares of common stock issued and outstanding; KGE Group and its designees will own approximately 90.3% of our outstanding common stock, the pre-existing shareholders of SRKP 1 will own approximately 4.7% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 5.0% of our outstanding common stock. The foregoing assumes the sale of the maximum number of shares in the Private Placement Offering.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to KGE Group and its designees will be in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

As discussed above, SRKP 1’s board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Ken Luo Yi, Liu Zhongwei and Fen Shu to the board of directors of SRKP 1, with Ken Luo Yi serving as Chairman, at the consummation of the Share Exchange, The directors and officers of the SRKP 1 prior to the Share Exchange will resign as officers and directors of SRKP 1 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 1’s board will appoint Ken Luo Yi as Chief Executive Officer, Wang Deqin as Chief Operating Officer and Chief Technical Officer, and Wang Xin as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 1 Share Cancellation, and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of September 29, 2006, there were 5,400,000 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of September 29, 2006, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of September 29, 2006, 5,400,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each shareholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport	President and Director	2,284,200 (1)	42.3%

Anthony C. Pintsopoulos	Secretary, Chief Financial Officer and Director	--	--%

All Officers and Directors as a group (two persons)		2,284,200 (1)	42.3%

5% Stockholders:

Debbie Schwartzberg	2,284,200(2)	42.3%

Glenn Krinsky	540,000(3)	10.0%

Charles Frisco	291,600 (4)	5.4%
The Amanda Rappaport Trust	594,000(5)	11%

The Kailey Rappaport Trust	594,000(5)	11%
_________________
(1)
Includes shares held by The Amanda Rappaport Trust and The Kailey Rappaport Trust. 634,375 of the shares that are directly held by Mr. Rapparport will be cancelled upon consummation of the Share Exchange. See footnote 5, below, regarding number of shares to be canceled by the trusts.

(2)	1,321,875 of these shares will be cancelled upon consummation of the Share Exchange.

(3)	312,500 of these shares will be cancelled upon consummation of the Share Exchange.

(4)	168,750 of these shares will be cancelled upon consummation of the Share Exchange.

(5)
343,750 of the shares held by each trust will be cancelled upon consummation of the Share Exchange. Mr. Rappaport is the trustee of the trust. As trustee, Mr. Rappaport has sole voting and investment power over shares. Amanda and Kailey Rappaport are the minor children of Mr. Rappaport.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 5,400,000 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 45,125,000 shares of common stock to KGE Group and its designees, we will cancel a total of 3,125,000 shares of common stock owned by certain SRKP 1 shareholders, and will issue shares of common stock in connection with the Private Placement Offering. We will also issue 100,000 shares of common stock and five-year warrants to purchase 250,000 shares of our common stock at a per share exercise price of $1.60 for investor relations services. We anticipate that SRKP 1 will have outstanding 50,000,000 shares of common stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering). Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o KGE Building Technology, Inc., 105 Baishi Road, Jiuzhou Avenue,
Zhuhai, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Ken Luo Yi	Chief Executive Officer and Chairman of the Board	37,580,357(1)	75.2%

Bai Fei	Vice General Manager of Marketing	--	--

Tang Nianzhong	Vice General Manager and Director	37,580,357(1)	75.2

Ye Ning	Vice General Manager and Director	37,580,357(1)	75.2

Li Guoxing	Vice General Manager of Design	--	--

Wang Zairong	Chief Technology Officer and General Engineer Development Supervisor Financial Officer	--	--

Feng Shu	Research and Development Supervisor	--	--

Wang Xin	Chief Financial Officer	--	--

Officers and Directors as a Group (total of 7 persons)		37,580,357 (1)	75.2

KGE Group Limited		37,580,357(1)	75.2

____________________
(1)
Represents shares of common stock in the Company held by KGE Group, Limited, a Hong Kong corporation (“LIMI”), of which Ken Luo Yi and Ye Ning are directors and may be deemed to have voting and investment control over the shares owned by KGE Group, Limited. In addition, Ken Luo Yi and Ye Ning own approximately 77.0% and 2.5%, respectively, respectively, of KGE Group, Limited’s issued and outstanding shares. In addition, KGE Holding Limited owns approximately 18.0% of the issued and outstanding shares of KGE Group, Limited. KGE Holding Limited is owned by Luo Yi, 32.5%, Tang Nianzhong, 30.5%, and Ye Ning, 30.5%. As a result, Tang Nianzhong may bee deemed to be a beneficial owner of the shares held by KGE Group Limited. Each of the foregoing persons disclaims beneficial ownership of the shares held by KGE Group Limited except to the extent of his pecuniary interest.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Ken Luo Yi, Liu Zhongwei and Fen Shu to the board of directors of SRKP 1, with Ken Luo Yi serving as Chairman. The directors and officers of the SRKP 1 prior to the Share Exchange will resign as officers and directors of SRKP 1 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 1’s board will appoint Ken Luo Yi as Chief Executive Officer, Wang Deqin as Chief Operating Officer and Chief Technical Officer, and Wang Xin as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Year Appointed

Richard Rappaport	46	President and Director	2004

Anthony C. Pintsopoulos	49	Secretary, Chief Financial Officer and Director	2006

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of Westpark Capital, Inc. and has been its Chief Executive Officer since September 1999. Westpark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2005 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company.

Name	Age	Position
Ken Luo Yi	49	Chief Executive Officer and Chairman of the Board
Tang Nianzhong	43	Vice General Manager and Director
Ye Ning	49	Vice General Manager and Director
Li Guoxing	32	Vice General Manager of Design
Bai Fei	34	Vice General Manager of Marketing
Wang Zairong	49	Chief Technology Officer and General Engineer
Feng Shu	69	Research and Development Supervisor
Wang Xin	44	Chief Financial Officer

Ken Luo Yi has been Chief Executive Officer and Chairman of the Board of Full Art since 1992. Luo Yi studied Medicine, Mechanical Engineering and Engineering Management in China (1978 to 1983), the U.S (1986 to 1988), Australia (1996-1998) and Hong Kong and obtained a Master’s Degree 1997. He served as Project Manager and Production Manager at P.X. Engineering, Inc. in the U.S from 1989 to 1991, Mr. Luo founded the Kangbao Electronics Co., Ltd. in 1988 in Shunde, Guangdong, China, where he served as Chief Engineer, Technical Manager, Vice Manager General and Deputy President from 1986 to 1989. Mr. Luo founded KGE in 1992 and served as Chief Managing Director. Later, he studied steel supported glass curtain wall design in the U.S. and Europe 1992 to 1994. He was appointed Vice President of the Architectural Glass and Metal Structure Institute of Qinghua University in 1999. In 2000 he was appointed by the Chinese Ministry of Construction to head the committee on creating national standards for the glass curtain wall industry. Mr. Luo owns over thirty patents related to point fixed glass technology. He was honored as one of the “Ten Great Leaders in Technology” and has published numerous books and articles.

Tang Nianzhong has been Vice General Manager and a Director of Full Art since 1995. Tang Nianzhong graduated from the Guangzhou University of Chinese Medicine, Department of Medicine, in 1986. In 1999 he received his MBA from Murdoch University in Australia. From 1986 to 1994, he worked in the bone surgery department of the Nanhai People’s Hospital in Foshan. From 1994 to 1995 he was Vice General Manager of Foshan Xinhua Advertising Co., Ltd. In 1995 he joined KGE, where he has served as Production Manager, Sales Manager, Project Manager, Administration Manager and Vice General Manager.

Ye Ning has been Vice General Manager and a Director of Full Art since 1995. Ye Ning graduated from the Guangzhou University of Chinese Medicine, Department of Medicine in 1983. From 1983 to 1988 he served on the staff of the Guangzhou Institute of Physical Education. From 1988 to 1993 he worked in the orthopedics department of the Nanhai People’s Hospital in Foshan. In 1993 he joined KGE, where he has served as Project Manager, Operations Manager, Purchasing Manager and Vice General Manager.

Li Guoxing has been Vice General Manager of Design of Full Art since 2001. Li Guoxing graduated from Guizhou Technology University, Department of Construction, in 1996. In 2003 he received his MBA from the Royal Canadian College. From 1996 to 1998 he was a designer at the Guizhou Chemical Design Institute. In 1998 he joined KGE, where he has worked as served as Designer, Chief Engineer, Leader of the Design Institute and Vice General Manager of Design.

Bai Fei has been Vice General Manager of Marketing of Full Art since 2004. Bai Fei graduated from Guizhou Broadcasting and Television University with a major in construction in 1994. In 1994 he worked briefly as a designer for the Guizhou Institute of Architectural Science and Research before moving on to work as a Manager of Decoration and Construction in the Aerospace department of the Liyang Group Decorated Project Company until 1995. In 1995 he joined KGE, where he has served as Technical Department Manager prior to becoming Vice General Manager of Marketing in 2004.

Wang Zairong has been Chief Technology Officer and General Engineer of Full Art since 2004. Wang Zairong graduated from the Qinghua University School of Mechanical Engineering in 1977. From 1977 to 1979 he was a mechanical designer at Xi’an Research Institute of Mechanical Engineering. From 1980 to 1982 he was a mechanical designer at Xi’an Physics and Space Research Institute. From 1982 to 1993 Mr. Wang was a System Structure Designer at the Xi’an Aerospace Ministry. From 1993 to 1997 he was Senior Engineer and Vice General Manager of Technology at Yuantongqiao (Huizhou) Industrial Co., Ltd. In 1997 he joined KGE, where he has served as Marketing Manager, Production Manager, General Engineer prior to becoming Chief Technology Officer in 2004.

Feng Shu has been Research and Development Supervisor of Full Art since 2000. She graduated from the Civil Engineering Department of National Qinghua University in 1960. She is a member of the Construction Glass and Metal Structure Research Committee of National Qinghua University and is a professor at the Civil Engineering Academy of Nanchang University. Feng Shu joined KGE in 1998, where she has served as Supervisor of Research and Development. She is also Administrative Director and Secretary General of Jiangxi Mechanics Academy and Vice Superintendent of Jiangxi Huajie Architecture Design Co., Ltd.

Wang Xin has been Chief Financial Officer of Full Art since 2001. Wang Xin graduated from the Yunnan Finance and Economics University, Finance Department in 1984. From 1984 to 1988 she was Vice Section Chief at the Yunnan Province Finance Bureau. From 1988 to 1995 she was an instructor at Yunnan Economics and Management College, where she taught industrial accounting, financial management and other business courses. From 1995 to 2000 she was a Financial Manager at Zhuhai Advertising and Trade Exhibition Company. From 2000 to 2001 she was Financial Manager at Zhuhai Jingyu Science and Technology Equipment Company. She joined KGE in 2001, where she has served as Chief Financial Officer.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

None of the Company’s current officers or directors has received any cash remuneration since inception. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

The Company does not have a stock option plan in place. The Company does not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

The Company did not pay any compensation to any director in fiscal years 2004 or 2005.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Our securities are not currently registered under Section 12 of the Securities Exchange Act of 1934, as amended. As a result, and pursuant to Rule 16a-2, our directors and officers and holders of 10% or more of our common stock are not currently required to file statements of beneficial ownership with regards to their ownership of our equity securities under Sections 13 or 16 of the Exchange Act. At such time as our shares are registered under Section 12 of the Exchange Act, our officers, directors and 10% or more stockholders will be required to file such statements of beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Westpark is the placement agent for the Private Placement, equity financing to be conducted by the Company as a condition to the closing of the Share Exchange. For its services as a placement agent, Westpark will be paid a commission based on a percentage of the gross proceeds from the financing, in addition to a non-accountable expense fee. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in Westpark, an NASD member. Anthony C. Pintsopoulos, one of the Company’s officer and director prior to the Share Exchange, is the Chief Financial Officer of Westpark. Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of Westpark; her note entitles her to a 1.5% interest in the net profits of the parent company of Westpark. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: September 29, 2006